AGRIFY CORPORATION

101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

January 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Agrify Corporation

Registration Statement on Form S-1

Initially Filed December 22, 2020

File No. 333-251616

Dear Ms. Adams:

Agrify Corporation (the “Company,” “we,” “us” or “our”) hereby transmits our response to Comment 36 in the comment letter dated September 8, 2020 (the “Letter”) received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form S-1 previously filed with the Commission on August 12, 2020. The Company subsequently filed its Registration Statement on Form S-1 (the “Registration Statement”) on December 22, 2020, as amended on January 13, 2021.

As stated in the Registration Statement, the Company has granted stock options to its employees and directors.

The Company measures stock-based awards granted to employees and directors based on their estimated fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock to be as follows:

Grant date	Number of shares underlying stock options granted	Exercise price per share of common stock	Estimated fair value per share of common stock
May 2020	1,368,090	$2.28	$2.28
May 2020	254,629	$2.50	$2.28
July 2020	211,113	$2.28	$2.28
August 2020	15,362	$2.28	$2.28
October 2020	1,540,544	$4.86	$4.86
December 2020	44,254	$4.86	$9.00
January 2021	144,360	$4.86	$9.00

Historical Stock-Based Compensation Expense

The Company’s stock-based compensation expense for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020 were approximately $0 (0% of total operating expenses), $109,000 (3.8% of total operating expenses) and $803,000 (8.6% of total operating expenses), respectively.

Stock Option Grants and Common Stock Valuations

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our share-based awards were determined on each grant date by the Board Given the absence of a public trading market for our common stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; our financial condition and operating results, including our levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; and the lack of marketability of our common stock. Valuations of our common stock were prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). For our valuations performed on September 30, 2019, March 20, 2020 and September 14, 2020, we used the income and market methods to estimate our enterprise value under various financing scenarios based on the discounted cash flow approach and a market approach of comparable peer public companies. The estimated enterprise value under each method was then allocated to the common stock, discount for lack of marketability was applied, and the resulting value of common stock was probability-weighted across the various financing scenarios to determine the fair value of common stock. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

●	the Company’s stage of development;

●	the impact of significant corporate events or milestones;

●	material risks related to the business;

●	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;

●	rights, preferences and privileges of the preferred stock relative to those of the common stock;

●	equity market conditions affecting comparable public companies;

●	the likelihood and potential timing of achieving a liquidity event for the shares of common stock, such as an initial public offering given prevailing market and biotechnology sector conditions; and

●	that the grants involved illiquid securities in a private company.

Common stock valuation methodologies

The valuations discussed below were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

●	Option Pricing Method. Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

●	Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Based on the Company’s early stage of development and other relevant factors, the Company determined that OPM was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of common stock for valuations performed during May 2020 and August 2020. Beginning in October 2020, the Company has used PWERM in combination with OPM (the “Hybrid Approach”) to determine the estimated fair value of the Company’s common stock.

Common stock valuations

In determining the estimated fair value of the common stock underlying the stock options granted, the Board considered the most recent contemporaneous independent third-party valuation of the Company’s common stock and an assessment of additional objective and subjective factors it believed to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date included, when applicable, the prices paid in the Company’s recent financing transactions, the Company’s stage of development, the Company’s financial performance and business and financial market conditions. Each of the stock option grant dates since January 2020 is discussed below.

May 2020, July 2020, August 2020 and October 2020 grants

May 2020, July 2020 and August 2020. The Company received an independent third-party valuation of its common stock as of March 20, 2020 that indicated that the fair value of the common stock on that date was $2.28 per share. This valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s Series A convertible preferred stock financing. This equity value was then allocated using OPM to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated volatility of 60%, an expected time to liquidity event of 2.0 years and applied a 30% discount for lack of marketability due to the Company being privately held. Between May 2020 and August 2020, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Board determined the estimated fair value of the Company’s common stock to be $2.28 per share as of May 6, 2020.

October 2020. The Company received an independent third-party valuation of its common stock as of September 14, 2020 that indicated that the fair value of the common stock on that date was $4.86 per share. This valuation utilized the Hybrid Approach to estimate the Company’s equity value. Using the Hybrid Method, two scenarios were assumed, an IPO scenario using the PWERM and an exit/liquidity event scenario using the OPM. Using the PWERM approach, the independent valuation specialist considered the time to liquidity was estimated to occur in three months and a 4.5% discount was applied for lack of marketability due to the Company being privately held. The estimated valuation of the Company in the IPO scenario was estimated to be $98 million. In the exit/liquidity event scenario, the independent valuation specialist used an estimated volatility of 40%, an expected time to liquidity event of 2.0 years and applied a 30% discount for lack of marketability due to the Company being privately held. The Hybrid Method weighted the IPO scenario at 50% and the exit/liquidity event scenario at 50%. The resulting fair value of the Company’s common stock was $4.86 per share. Between September 14, 2020 and October 2020, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Board determined the estimated fair value of the Company’s common stock to be $4.86 per share as of October 19, 2020.

December 2020 and January 2021 grants

Due to the proximity of these grants to the IPO, the Company and the Board determined to use the IPO price as the fair value of its common stock in December 2020 and January 2021.

Factors contributing to differences between grant date estimated fair values and the estimated IPO price

The Company believes the following factors, along with those set forth above with respect to each of the options granted by the Company in 2020, explain the difference between the estimated fair values of the Company’s common stock on those grant dates and the estimated IPO price.

●	The estimated IPO price range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock through October 2020 and the estimated IPO price range.

●	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of its common stock. The price range described assumes the conversion of all of the preferred stock into common stock upon completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the common stock after the IPO than before it.

●	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s brand recognition.

●	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that are not applicable to the determination of the IPO price range.

●	The IPO price range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Niv Krikov
Niv Krikov Chief Financial Officer

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